Press Release Volumenes

>FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2006 VOLUMES

(Santiago, Chile, October 6, 2006) CCU (NYSE: CU) reported today preliminary third quarter 2006 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Third Quarter		Year to Date 2006
Chile:	Volumes	% Change	Volumes	% Change
Beer	976,138	22.1%	3,211,346	15.4%
Soft Drinks	789,231	14.0%	2,436,524	6.9%
Nectars	141,846	20.9%	388,464	21.6%
Mineral Waters	220,647	5.2%	805,817	12.2%
Wine Domestic	138,465	-13.7%	350,461	-11.2%
Wine Export[1]	98,594	-12.2%	271,407	-3.4%
Pisco	61,709	-6.3%	147,243	1.7%
Total Chile[2]	2,426,631	12.5%	7,611,262	10.0%

Argentina:
Beer	498,952	10.4%	1,572,906	6.3%
Wine1-3	12,288	7.2%	30,298	5.6%
Total Argentina	511,240	10.3%	1,603,204	6.3%
TOTAL	2,937,871	12.1%	9,214,466	9.3%

CCU plans to release its consolidated third quarter results by the end of October.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watts Alimentos S.A. For more information, visit >www.ccu-sa.com.